WashTec

08002513

RECEIVED

2008 MAY 13 P 12:34

OFFICE OF INTERNATIONAL

SUPPL

Successful start of fiscal year 2008:

- **Growth in revenues of 7.3 % to EUR 64.7m (prior year EUR 60.3m)**
- **Operating result (EBIT) increased by 19.2 % to EUR 3.1m (prior year EUR 2.6m)**

Augsburg, May 06, 2008 – The WashTec Group, the leading provider of innovative solutions for vehicle wash systems worldwide, started successfully into fiscal year 2008.

Revenues for the first quarter increased by 7.3 % or EUR 4.4m to EUR 64.7m (2007: EUR 60.3m). Adjusted for the exchange rate effects, top line growth in the first quarter amounted to 9%.This growth resulted mainly from the positive performance in the core European markets as well as Southern and Eastern Europe. To put the growth into perspective, it must be considered that revenues at the first half of 2007 were below expectations due to investment delays of major oil companies and only developed dynamically in the second half of 2007.
Revenues of the subsidiary Mark VII Equipment Inc., USA amounted to USD 9.2m, the same level as last year (Q1/07: USD 9.2m). Due to the depreciation of the US Dollar, the revenues in Euro terms were EUR 0.9m below prior year at EUR 6.1m.

Operating results (EBIT) improved for the first quarter by 19.2 % to EUR 3.1m (2007: EUR 2.6m).

Net finance costs were reduced slightly from EUR 1.0m to EUR 0.8m due to the lower debt level. Earnings before taxes (EBT) increased to EUR 2.2m (Q1/2007: EUR 1.7m) and net profit grew to EUR 1.5m due to the reduced tax rates in 2008.

Liabilities to banks increased slightly by EUR 0.4m from EUR 52.0m to EUR 52.4m compared to December 31, 2007. The equity ratio amounted to 35.3 % at the end of the first quarter.

Outlook 2008

The management board is aiming for an EBIT margin increase with revenue growth of between 4 and 7 %. A significant increase in earnings per share is also anticipated.

The offerings around the carwash value chain will be further expanded. Our aim is to offer our customers products and services through the entire life-cycle of the equipment from financing via carwash chemicals up to the operation of carwashes for our customers.

PROCESSED

MAY 16 2008 E

THOMSON REUTERS

5/14

WashTec AG
Argonstrasse 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Management Board:
Thorsten Krüger (spokesman)
Christian Bernert

Chairman of the supervisory board:
Michael Busch

HRB 81
commercial register Augsburg

The company aims to expand its market position in all of its global focus markets. This strategy might also result in additional acquisitions in the future.

At the "automechanika" trade show that takes place every two years in September in Frankfurt, WashTec will present its entire product range and various product innovations on an expanded trade show booth. Special events for analysts and investors are also scheduled to take place within this context.

In the USA, preparations for the further expansion of the sales and service network as well as the development of new products in the areas of friction- and touch-free technology are continuing.

The global Sourcing initiative with focus on Eastern Europe and Asia continues, where the initial goal in Asia is to develop local suppliers.

The management board is aiming for an annual revenue growth of 4 to 7 % and to increase its EBIT margin to 12 to 14 % by 2010.

Key Performance Indicators:

EUR m	Q1/2008	Q1/2007
Revenues	64.7	60.3
EBITDA	4.9	4.5
EBIT	3.1	2.6
EBT	2.2	1.7

The full interim report may be downloaded at www.washtec.de.

WashTec AG
Argonstrasse 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Management Board:
Thorsten Krüger (spokesman)
Christian Bernert

Chairman of the supervisory board:
Michael Busch

HRB 81
commercial register Augsburg

END